Exhibit 4.7

CONFIDENTIAL

THIS DOCUMENT CONSTITUTES PART OF A SECTION 10(a) PROSPECTUS COVERING SECURITIES THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.

SUMMARY DESCRIPTION

OF THE

FUTURE FINTECH GROUP INC.

2025 OMNIBUS EQUITY PLAN

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Summary. Any representation to the contrary is a criminal offense.

The date of this Summary Description is [●], 2026.

Index

General Information about the 2025 Plan	1
Administration of the 2025 Plan	1
Shares Subject to the 2025 Plan	1
Types of Awards Available under the 2025 Plan	2
Term of the 2025 Plan	2
Eligibility	2
Options	3
Stock Appreciation Rights	3
Restricted Stock, Unrestricted Stock and Restricted Stock Units	3
Termination of Service, Forfeiture and Acceleration	4
Restrictions on Transferability	4
Adjustments, Reorganizations and Change of Control	4
Amendment, Modification and Termination	5
Summary of Tax Consequences of the 2025 Plan for U.S. Participants	5
Special Note for Non-U.S. Participants	7
Where You Can Find More Information	7

i

General Information about the 2025 Plan

The Future FinTech Group Inc. 2025 Omnibus Equity Plan (the “2025 Plan”) and this Summary Description of the 2025 Plan together constitute the Section 10(a) prospectus required to be delivered under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Future FinTech Group Inc., a Florida corporation (“Future FinTech” or the “Company”), registered on Form S-8 for issuance under the 2025 Plan.

The 2025 Plan was adopted by the Board of Directors of the Company (the “Board”) before the Company’s one-for-ten reverse stock split effective April 1, 2025 and one-for-four reverse stock split effective January 20, 2026, and was approved by the Company’s shareholders at the Company’s 2025 annual meeting of shareholders held on December 12, 2025. The 2025 Plan is intended to attract and retain high caliber employees, directors, consultants and advisors, motivate participants to achieve long-range goals, provide competitive incentive compensation opportunities, and further align participants’ interests with those of the Company’s shareholders through compensation based on the Company’s Common Stock.

This Summary is only a summary of certain provisions of the 2025 Plan and related tax considerations. It is qualified in its entirety by the full text of the 2025 Plan and the applicable award agreement. If there is any conflict between this Summary and the official 2025 Plan or applicable award agreement, the official 2025 Plan and applicable award agreement will control. Capitalized terms used but not defined in this Summary have the meanings given to them in the 2025 Plan.

Administration of the 2025 Plan

The 2025 Plan is administered and interpreted by the Committee designated under the 2025 Plan. The Board appoints the Committee from among its nonemployee members. Subject to the express provisions of the 2025 Plan, the Committee has authority to interpret the 2025 Plan, prescribe, amend and rescind rules and regulations relating to the 2025 Plan, determine the terms and provisions of award agreements, and make all other determinations necessary or advisable for administration of the 2025 Plan. Committee determinations are final, binding and conclusive.

The Committee decides which eligible persons will receive awards, when awards will be granted, the type and number of shares covered by awards, and the terms, conditions, performance criteria, restrictions and other provisions of awards. Unless prohibited by applicable law or stock exchange rules, the Committee may allocate responsibilities and powers to members of the Committee and may delegate administrative duties and powers to employees, including officers.

Shares Subject to the 2025 Plan

The shares issuable under the 2025 Plan are shares of the Company’s authorized but unissued or reacquired Common Stock, including shares repurchased by the Company as treasury shares. The maximum number of shares available for issuance under the 2025 Plan, as originally stated in the 2025 Plan, as originally approved by the Company’s shareholders at the Company’s 2025 annual meeting of shareholders held on December 12, 2025, was 5,000,000 shares of Common Stock, subject to adjustment under the 2025 Plan. On January 20, 2026, the Company effected a one-for-four reverse stock split of its Common Stock. Giving effect to that reverse stock split, the share reserve under the 2025 Plan was proportionately adjusted to 1,250,000 shares of Common Stock.

Shares subject to awards that are forfeited, canceled or not delivered because an award contingency or condition is not satisfied generally may again become available for issuance under new awards, subject to the share counting rules in the 2025 Plan. Shares used to pay the exercise price of an option or withheld to satisfy withholding taxes are treated as issued and are not available for subsequent issuance under the 2025 Plan. Shares repurchased by the Company using option exercise proceeds and the total number of shares underlying a stock appreciation right that is exercised, whether settled in cash, shares or a combination, also are not available for subsequent issuance.

Subject to adjustment as provided in the 2025 Plan, the maximum aggregate number of shares that may be granted to any participant in any calendar year was 1,000,000 shares as originally stated in the 2025 Plan. Because that limit was stated before giving effect to the Company’s one-for-four reverse stock splits, the adjusted annual participant limit is 250,000 shares, subject to the adjustment provisions of the 2025 Plan, fractional-share treatment and any applicable Committee determination. The maximum aggregate cash amount payable under the 2025 Plan for awards intended to constitute performance-based compensation to any participant in any single calendar year is $1,000,000.

Types of Awards Available under the 2025 Plan

The 2025 Plan permits the Committee to grant the following types of awards:

●	Options, including incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and non-statutory stock options;

●	stock appreciation rights, or SARs;

●	restricted stock;

●	unrestricted stock; and

●	restricted stock units, or RSUs.

Each award will be evidenced by an award agreement approved by the Committee. Award agreements need not be identical and may contain terms, conditions, performance criteria, restrictions and other provisions determined by the Committee, subject to the terms of the 2025 Plan.

Term of the 2025 Plan

The 2025 Plan became effective upon its adoption by the Board, subject to approval by the Company’s shareholders, which approval was obtained at the Company’s 2025 annual meeting of shareholders held on December 12, 2025. The 2025 Plan will terminate upon the earliest to occur of the tenth anniversary of the effective date of the 2025 Plan or the date on which all shares available for issuance under the 2025 Plan have been issued as fully vested shares. If the 2025 Plan terminates on the tenth anniversary of the effective date, awards then outstanding will continue to have force and effect in accordance with the applicable award agreements.

Eligibility

Persons eligible to participate in the 2025 Plan include employees, nonemployee members of the Board or of the board of directors of any related corporation, consultants and independent advisors who provide bona fide services to the Company or any related corporation, and persons who have been offered employment by the Company or a related corporation, subject to the limitations in the 2025 Plan. Incentive stock options may be granted only to employees.

No eligible person has a right to receive an award under the 2025 Plan. The Committee selects participants from among eligible persons and determines the nature and amount of each award.

Options

An option entitles the participant to purchase the number of shares designated in the applicable award agreement at an exercise price established by the Committee. Options may be incentive stock options or non-statutory stock options, as determined by the Committee. No incentive stock option may be granted more than ten years after the effective date of the 2025 Plan.

Each option will vest and become exercisable at the time or times, during the period, and for the number of shares determined by the Committee and set forth in the applicable award agreement. Vesting may be conditioned on continued service, achievement of performance conditions measured on an individual, corporate or other basis, or any combination of these conditions. No option may be exercisable after the expiration of ten years from the date of grant, or five years in the case of an incentive stock option granted to a 10% shareholder.

The exercise price for any option may not be less than 100% of the fair market value per share of Common Stock on the grant date, or 110% of fair market value in the case of an incentive stock option granted to a 10% shareholder. The exercise price may be paid in the forms permitted by the Committee, including cash or check, delivery or attestation of shares owned by the participant, withholding of shares that would otherwise be acquired on exercise, cashless exercise through a broker, or other legal consideration acceptable to the Committee, in each case subject to applicable law and the terms of the 2025 Plan.

To the extent the aggregate fair market value of shares subject to incentive stock options that first become exercisable by a participant during any calendar year exceeds $100,000, the excess options will be treated as non-statutory stock options.

Stock Appreciation Rights

A SAR entitles the participant to receive, with respect to each share subject to the SAR, the appreciation in fair market value over a base price established by the Committee. The base price per share may not be less than the fair market value per share of Common Stock on the grant date. Upon exercise, the participant will receive an amount equal to the excess of the fair market value of a share on the surrender date over the base price, multiplied by the number of shares covered by the SAR being exercised. The Committee determines whether payment will be made in cash, shares of Common Stock or a combination of both, and may provide that the spread covered by a SAR may not exceed a specified amount. A SAR generally may not be exercisable more than ten years after the date of grant unless otherwise determined by the Committee and set forth in the award agreement.

Restricted Stock, Unrestricted Stock and Restricted Stock Units

A restricted stock award is a grant of shares of Common Stock subject to conditions and restrictions determined by the Committee. During the applicable period of restriction, a restricted stock award may be subject to conditions, restrictions and contingencies determined by the Committee, including continued service or performance conditions.

The Committee may award unrestricted stock to any participant as a stock bonus or otherwise, pursuant to which the participant may receive shares of Common Stock free of restrictions or limitations that otherwise would apply to restricted stock under the 2025 Plan.

An RSU award entitles the participant to receive shares of Common Stock upon vesting of the award. RSUs may be granted in such amounts, upon such terms, and at such times as determined by the Committee. Each RSU will be subject to vesting conditions, restrictions and contingencies set forth in the applicable award agreement. As soon as practicable following the date each RSU vests, the Company will deliver to the participant the share underlying the vested RSU, subject to conditions, restrictions and contingencies established by the Committee.

Termination of Service, Forfeiture and Acceleration

Unless otherwise determined by the Committee and included in a participant’s award agreement, if a participant’s service with the Company and all related corporations is terminated for any reason, all awards held by the participant that are unexercised or have not yet vested as of the termination date will expire, terminate and become unexercisable as of that date. However, if the participant’s service terminates for reasons other than cause, outstanding vested options and SARs held by the participant as of the termination date will continue to be exercisable until the earlier of the expiration of their term or the date that is three months after the termination date.

The Committee has discretion, subject to the terms of the 2025 Plan, to accelerate the vesting of, or lapse of restrictions on, any award. The Committee also has discretion to extend the period during which an option or SAR may remain exercisable following termination of service, but not beyond the expiration of the option or SAR term. An extension may result in recharacterization of an incentive stock option as a non-statutory stock option.

Restrictions on Transferability

All rights with respect to an award generally are available during a participant’s lifetime only to the participant, except as designated by the participant by will or by the laws of descent and distribution. The Committee may provide that an award other than an incentive stock option may, in connection with the participant’s estate plan, be assigned during the participant’s lifetime to a trust established exclusively for one or more members of the participant’s immediate family, subject to the same terms applicable to the award immediately before the assignment and any documents or procedures required by the Committee. A participant may also designate beneficiaries to receive benefits under outstanding awards after the participant’s death.

Adjustments, Reorganizations and Change of Control

If the Company is involved in a corporate transaction or other event affecting the Common Stock, including a recapitalization, reclassification, reverse or forward stock split, stock dividend, extraordinary cash dividend, split-up, spin-off, combination or exchange of shares, the Committee will adjust awards in the manner provided in the 2025 Plan to preserve the benefits or potential benefits of the awards. Adjustments may include changes to the number and kind of shares issuable under the 2025 Plan, the maximum limits for grants, the number and kind of shares subject to outstanding awards, and the exercise price or base price of outstanding options and SARs. Only whole shares will be issued in making adjustments.

If the Company is part of a reorganization involving a merger, consolidation, acquisition of Common Stock or acquisition of the assets of the Company, the Committee may determine, among other things, that outstanding awards will apply to securities of the resulting corporation, that options or SARs will become fully exercisable and remain exercisable for their remaining term, that options or SARs will become fully exercisable and terminate after notice, or that unvested restricted stock and RSUs will become fully vested, nonforfeitable and payable.

The 2025 Plan also defines “Change of Control” for purposes of the 2025 Plan. The definition includes certain acquisitions of Company stock, certain changes in the composition of the Board, certain acquisitions of voting power, and certain acquisitions of Company assets, in each case subject to the detailed requirements and exceptions set forth in the 2025 Plan.

Amendment, Modification and Termination

Subject to the restrictions in the 2025 Plan, the Board may at any time add to, amend, modify or repeal provisions of the 2025 Plan, suspend operation of the entire 2025 Plan or any provision, or terminate the 2025 Plan in whole or in part. The Committee may amend any award agreement previously authorized under the 2025 Plan and the applicable participant, provided that no award agreement may be amended to reprice or constructively reprice any award.

No amendment, modification, repeal, suspension or termination may adversely affect the rights of participants who have outstanding awards without the consent of those participants. Shareholder approval is required for certain modifications described in the 2025 Plan, including modifications that would cause applicable portions of the 2025 Plan to fail to qualify as an incentive stock option plan under Code Section 422, materially increase benefits accruing to participants, materially increase the number of securities that may be issued under the 2025 Plan, or materially modify eligibility requirements, in each case subject to the detailed provisions of the 2025 Plan and applicable law.

Except in connection with specified corporate transactions, the terms of outstanding awards may not be amended to reduce the exercise price of outstanding options or the base price of SARs, or to cancel outstanding options or SARs in exchange for cash, other awards or options or SARs with a lower exercise price or base price, without shareholder approval.

Summary of Tax Consequences of the 2025 Plan for U.S. Participants

The following is a general summary under current U.S. federal income tax law of certain material federal income tax consequences to U.S. participants in the 2025 Plan. This summary is provided only for general information and does not address all federal tax consequences that may be relevant to a participant in light of the participant’s particular circumstances. It also does not discuss state, local, employment, Medicare, foreign or other tax consequences. Tax laws are complex, subject to change, and may vary depending on individual circumstances. This Summary is not tax advice. Participants should consult their own tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of awards under the 2025 Plan and of acquiring, holding and disposing of shares of Common Stock.

Non-Statutory Stock Options

A participant generally will not recognize taxable income at the time a non-statutory stock option is granted. Upon exercise, the participant generally will recognize ordinary compensation income equal to the excess of the fair market value of the shares acquired on the exercise date over the exercise price paid for those shares. The Company generally will be entitled to a corresponding deduction, subject to applicable limitations, including Code Section 162(m). Upon a later sale or other disposition of the shares, the participant generally will recognize capital gain or loss equal to the difference between the amount realized and the participant’s tax basis in the shares. The tax basis generally will equal the fair market value of the shares on the exercise date.

Incentive Stock Options

A participant generally will not recognize regular taxable income at the time an incentive stock option is granted or, if applicable holding period and other requirements are satisfied, when the incentive stock option is exercised. However, the excess of the fair market value of the shares acquired on exercise over the exercise price may be an adjustment item for alternative minimum tax purposes. If the participant holds the shares acquired upon exercise of an incentive stock option for at least two years after the grant date and one year after the exercise date, any gain or loss on a later sale generally will be long-term capital gain or loss, and the Company generally will not be entitled to a deduction.

If a participant disposes of shares acquired upon exercise of an incentive stock option before satisfying these holding period requirements, the participant generally will recognize ordinary compensation income in the year of disposition equal to the lesser of the excess of the fair market value of the shares on the exercise date over the exercise price or the excess of the amount realized on disposition over the exercise price. Any additional gain or loss generally will be capital gain or loss. The Company generally will be entitled to a corresponding deduction, subject to applicable limitations, including Code Section 162(m).

Stock Appreciation Rights

A participant generally will not recognize taxable income at the time a SAR is granted. Upon exercise of a SAR, the participant generally will recognize ordinary compensation income equal to the amount of cash and the fair market value of any shares received. The Company generally will be entitled to a corresponding deduction at that time, subject to applicable limitations, including Code Section 162(m).

Restricted Stock

A participant generally will not recognize taxable income upon the grant of restricted stock unless the participant makes a timely election under Code Section 83(b). Absent such an election, the participant generally will recognize ordinary compensation income when the shares are no longer subject to a substantial risk of forfeiture or become transferable, in an amount equal to the fair market value of the shares at that time, reduced by any amount paid for the shares. If a timely Code Section 83(b) election is made, the participant generally will recognize ordinary compensation income at the time of grant equal to the fair market value of the shares at that time, reduced by any amount paid for the shares, and generally will not recognize additional ordinary income when the restrictions lapse. A Code Section 83(b) election must be filed within 30 days after the date the restricted stock is transferred. Participants should consult their tax advisors before making any Code Section 83(b) election.

Restricted Stock Units

A participant generally will not recognize taxable income at the time an RSU is granted. The participant generally will recognize ordinary compensation income when the RSU is settled, in an amount equal to the fair market value of the shares and any cash received. The Company generally will be entitled to a corresponding deduction at that time, subject to applicable limitations, including Code Section 162(m).

Code Section 162(m)

Code Section 162(m) generally limits the Company’s deduction for compensation paid to certain covered employees to $1 million per year. Covered employees generally include certain current and former executive officers. Compensation attributable to awards under the 2025 Plan may be subject to this limitation.

Code Section 409A

Certain awards under the 2025 Plan may be subject to Code Section 409A, which imposes requirements on nonqualified deferred compensation. If an award is subject to Code Section 409A and fails to comply with or be exempt from Code Section 409A, the participant may be subject to accelerated income inclusion, an additional 20% federal tax, and interest. The 2025 Plan is intended to be administered in a manner consistent with applicable Code Section 409A requirements, but participants should consult their own tax advisors regarding the application of Code Section 409A to their awards.

Special Note for Non-U.S. Participants

Participants who are resident, employed or otherwise subject to tax outside the United States may be subject to tax, securities, exchange control, labor, social insurance and other rules that differ from U.S. rules. The Committee may modify awards or establish sub-plans for participants outside the United States to comply with local requirements or to preserve intended benefits. This Summary does not provide tax advice for any non-U.S. jurisdiction. Non-U.S. participants should consult their own tax advisors regarding the tax and other consequences of participation in the 2025 Plan.

Where You Can Find More Information

The Company files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other information with the SEC. The Company’s SEC filings are available to the public over the Internet at the SEC’s website, www.sec.gov. You also may request copies of the documents described below, without charge, by writing or calling the Company at the following address and telephone number:

Future FinTech Group Inc.
02B-03A, 23/F, Sino Plaza, 255-257 Gloucester Road
Causeway Bay, Hong Kong
Attention: Hu Li
Telephone: 00852-21141970

Email: leehoo@ftft.com

The SEC allows the Company to “incorporate by reference” information into this Section 10(a) prospectus, which means that the Company can disclose important information to you by referring you to documents filed with the SEC. The information incorporated by reference is an important part of this prospectus. Information that the Company files later with the SEC will automatically update and supersede information pertaining to the same subject in this prospectus or in earlier filings. The Company incorporates by reference into this prospectus the documents listed below and any future filings made by the Company with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the Company files a post-effective amendment indicating that all securities offered have been sold or deregistering all securities then remaining unsold. Documents, reports and definitive proxy or information statements, or portions of them, that are furnished and not filed under SEC rules are not incorporated by reference unless specifically stated otherwise.

(1)	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 18, 2026 (File No. 001-34502).

(2)	All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2025.

(3)	The description of the Company’s Common Stock contained in the Company’s registration statement filed under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating that description, including the description of securities filed as Exhibit 4.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

The Company has filed, or intends to file, a Registration Statement on Form S-8 with the SEC covering the shares of Common Stock authorized for issuance under the 2025 Plan.

The Company will provide to each participant, without charge and upon written or oral request, copies of the documents incorporated by reference in this prospectus and other documents required to be delivered under Rule 428(b) under the Securities Act. The Company will not provide exhibits to these documents unless the exhibits are specifically incorporated by reference into the documents that this prospectus incorporates by reference.

You should rely only on the information incorporated by reference or provided in this Summary, the 2025 Plan, the applicable award agreement, and any prospectus supplement or updating materials provided by the Company. The Company has not authorized anyone to provide you with different information. You should not assume that the information in this Summary, any prospectus supplement or any incorporated document is accurate as of any date other than the date of that document, except to the extent the information is updated or superseded by later information provided or incorporated by reference.

This Summary is intended as a plain English summary of the 2025 Plan and may become outdated if the 2025 Plan is amended or the Company’s policies change. Always refer to the 2025 Plan and your award agreement when a question arises regarding your award or participation in the 2025 Plan. A copy of the 2025 Plan was provided to you. To obtain another copy of the 2025 Plan, an award agreement, or additional information about the 2025 Plan and its administrator, please contact the Company at the address, telephone number or email address listed above.

No person has been authorized to give any information or to make any representations not contained in or incorporated by reference into this Summary. If any such information or representation is given or made, you should not rely on it as having been authorized by the Company. Neither delivery of this Summary nor any issuance or sale of shares under the 2025 Plan will under any circumstances create any implication that there has been no change in the affairs of the Company since the date of this Summary or since the date of any document incorporated by reference. This Summary does not constitute an offer to sell or a solicitation of an offer to purchase any securities other than the securities to which this Summary relates, or an offer or solicitation in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation.